UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

75615P 103

(CUSIP Number)

Biogen Inc.

225 Binney Street

Cambridge, Massachusetts 02142

(617) 679-2000

Attention: Wendell Taylor, Assistant Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Biogen Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. #33-0112644
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) BK/WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,936,791(1)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,936,791(1)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%(2)
14	TYPE OF REPORTING PERSON* (see instructions) CO

(1)

This amount includes (i) 4,046,291 shares of Class A common stock, par value $0.001 per share (the “Class A Shares”), (ii) 4,334,375 shares of Class B common stock, par value $0.001 per share, (the “Class B Shares” and, together with the Class A Shares, the “Reata Shares”), (iii) 70,808 Class A Shares that certain of the Relevant Stockholders (as defined below) have the right to acquire within 60 days upon exercise of options or restricted stock units (“RSUs”) granted to such Relevant Stockholders, of which options and RSUs to acquire 67,992 Class A Shares are currently exercisable and (iv) 485,317 Class B Shares that certain of the Relevant Stockholders have the right to acquire within 60 days upon exercise of options granted to such Relevant Stockholders, all of which options are currently exercisable. This amount assumes conversion of all Class B Shares held by certain of the Relevant Stockholders, or which certain of the Relevant Stockholders have the right to acquire, into Class A Shares on a one-for-one basis.

(2)

Calculation is based on the sum of 33,331,586 Class A Shares outstanding as of June 30, 2023, plus the Class A Shares that certain of the Relevant Stockholders have the right to acquire upon conversion of the Class B Shares they own or exercise of the options and RSUs such Relevant Stockholders hold. This percentage also assumes conversion of all Class B Shares held by certain of the Relevant Stockholders into Class A Shares on a one-for-one basis. Because each Class B Share is entitled to three votes per share, Biogen Inc. (“Biogen”) beneficially owns Reata Shares representing approximately 36.4% of the voting power of Reata Pharmaceuticals, Inc. (the “Issuer”) (assuming no conversion of Class B Shares and without taking into account options and RSUs granted to certain of the Relevant Stockholders).

(3)	The beneficial ownership of the Class A Shares is being reported hereunder solely as a result of the Support Agreements (as defined below).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Biogen that it is the beneficial owner of any of the Class A Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Shares of the Issuer. The principal executive office address of the Issuer is 5320 Legacy Drive, Plano, Texas 75024.

Item 2. Identity and Background.

(a)	The name of the person filing this statement is Biogen Inc., a Delaware corporation.

(b)	The principal business address of Biogen is 225 Binney Street, Cambridge, Massachusetts 02142.

(c)

Biogen is a global biopharmaceutical company focused on discovering, developing and delivering innovative therapies for people living with serious and complex diseases worldwide. Biogen has a broad portfolio of medicines to treat multiple sclerosis, has introduced the first approved treatment for spinal muscular atrophy and co-developed two treatments to address a defining pathology of Alzheimer’s disease. Biogen is focused on advancing it’s pipeline in neurology, neuropsychiatry, specialized immunology and rare diseases. Biogen supports its drug discovery and development efforts through internal research and development programs and external collaborations.

(d)	During the last five years, none of Biogen, the Issuer or the Relevant Stockholders (as defined below) have been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e)

During the last five years, none of Biogen, the Issuer or the Relevant Stockholders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

The description of the Merger Agreement (as defined below) and the Support Agreements included below in response to Item 4 are incorporated by reference in this Item 3.

Biogen expects to finance the Merger (as defined below) with a combination of cash on hand and term loan proceeds. In connection with entering into the Merger Agreement, Biogen has entered into a commitment letter, dated as of July 28, 2023, with JPMorgan Chase Bank, N.A. (“JPMorgan”), pursuant to which, subject to the terms and conditions set forth therein, JPMorgan has committed to provide a 364-day senior unsecured bridge loan facility in an aggregate principal amount of up to $1.5 billion, to fund a portion of the consideration for the Merger.

The foregoing descriptions of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to the full text of such agreements, copies of which are filed hereto as Exhibits 1 and 2-4, respectively, and are incorporated by reference in their entirety herein.

Item 4. Purpose of Transaction.

On July 28, 2023, Biogen, River Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Biogen, and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Biogen.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Class A Share issued and outstanding immediately prior to the Effective Time and each Class B Share issued and outstanding immediately prior to the Effective Time (in each case except for (i) Reata Shares owned by Biogen, Merger Sub or the Issuer, or by any direct or indirect wholly-owned subsidiary of Biogen, Merger Sub or the Issuer, in each case, immediately prior to the Effective Time; and (ii) any Reata Shares with respect to which statutory rights of appraisal have been properly and validly demanded) will be automatically canceled and converted into the right to receive $172.50 in cash, without interest and subject to any applicable withholding taxes.

On July 28, 2023, concurrently with the execution of the Merger Agreement, Biogen and Merger Sub entered into a voting and support agreement (each, a “Support Agreement” and, together, the “Support Agreements”) with each of (i) J. Warren Huff, (ii) The 2021 JWH GRAT, (iii) R. Kent McGaughy, Jr., (iv) Lagos Trust, (v) Traweek Children’s Trust, (vi) CPMG, Inc., (vii) William E. Rose, (viii) Charles Henry Rose 2001 Trust, (ix) John William Rose 2022 Trust, (x) Montrose Investments I, L.P. (“Montrose LP”), (xi) Montrose Investments GP, LLC (“Montrose GP”), (xii) Evelyn P. Rose, (xiii) Evelyn P. Rose Fidelity SEP IRA, (xiv) Evelyn Potter Rose’s Survivor Trust, (xv) Charles E. Gale and (xvi) Charles E. Gale Fidelity Rollover IRA, (each a “Relevant Stockholder” and, collectively, the “Relevant Stockholders”), pursuant to which and subject to the conditions contained wherein, each Relevant Stockholder has agreed, among other things, to vote all of such Relevant Stockholder’s Reata Shares (a) in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the Merger and other transactions contemplated thereby and (b) against any Acquisition Proposal (as defined in the Merger Agreement) or other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or matters contemplated by the Merger Agreement.

The Merger is expected to close in the fourth quarter of 2023. Upon completion of the Merger, the Issuer will become a privately held company and the Class A Shares will no longer be listed on any public market.

The foregoing descriptions of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to the full text of such agreements, copies of which are filed hereto as Exhibits 1 and 2-4, respectively, and are incorporated by reference in their entirety herein.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information set forth on the cover pages to this Schedule 13D are incorporated by reference into this Item 5.

(c)	Other than as described herein, Biogen has not effected any transaction in Class A Shares during the past sixty days.

(d)

Each of the Relevant Stockholders have the right to receive dividends from, and proceeds from the sale of, Class A Shares held of record and/or beneficially owned by each such Relevant Stockholder. In addition, the right to receive dividends from, and proceeds from the sale of, Class A Shares held of record and/or beneficially owned by Montrose LP, and Montrose GP is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement and the Support Agreements and is incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to the full text of such agreements, copies of which are filed hereto as Exhibits 1 and 2-4, respectively, and are incorporated by reference in their entirety herein.

Except as set forth herein, Biogen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Agreement and Plan of Merger, dated July 28, 2023, by and among Biogen, Merger Sub and Issuer (incorporated by reference to Exhibit 2.1 to Biogen’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2023).

2	Voting and Support Agreement, dated July 28, 2023, by and among Biogen, Merger Sub and each Relevant Stockholder set forth on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to Biogen’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2023).

3	Voting and Support Agreement, dated July 28, 2023, by and among Biogen, Merger Sub and each Relevant Stockholder set forth on Exhibit A thereto (incorporated by reference to Exhibit 10.2 to Biogen’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2023).

4	Voting and Support Agreement, dated July 28, 2023, by and among Biogen, Merger Sub and each Relevant Stockholder set forth on Exhibit A thereto (incorporated by reference to Exhibit 10.3 to Biogen’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2023

BIOGEN INC.

By:	/s/ Wendell Taylor
Name: Wendell Taylor
Title: Assistant Secretary